May 16, 2008



United States Security & Exchange Commission
Washington, DC 20549

RE:  Hynes & Howes Insurance Counselors, Inc.

Dear Ladies/Gentlemen:

We are in receipt of the attached Form 8-K regarding our resignation as auditors for Hynes & Howes Insurance Counselors, Inc. We certify that the information contained in the Form 8-K is accurate and complete, and that we agree with all the statements contained in the Form 8-K.


Sincerely,



Donald L. Moorhead, CPA
Shapley, Shapley & Moorhead, P.C.